SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: September 4, 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Press Release

September 3, 2012

Press release

Turquoise Hill and Chalco agree to terminate SouthGobi lock-up agreement and proportional takeover bid due to approvals timeframe

VANCOUVER, CANADA – Turquoise Hill Resources today announced the termination of the lock-up agreement entered into with Aluminum Corporation of China Limited (“Chalco”) on April 1, 2012 pursuant to which Turquoise Hill agreed to tender its shares in SouthGobi Resources Ltd. (TSX: SGQ; HK: 1878) into a proportional takeover offer to be made by Chalco for up to 60%, but not less than 56%, of the shares in SouthGobi. After careful consideration, both Turquoise Hill and Chalco have concluded that the proposed transaction has minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, Turquoise Hill and Chalco have agreed to terminate the lock-up agreement, including Chalco’s obligation to make a proportional offer.

According to the terms of the initial lock-up agreement, Chalco was to make its offer to all shareholders by July 5, 2012. Turquoise Hill and Chalco twice agreed to extend the time for the offer to be made, with the current offer period set to expire on September 4, 2012.

Following termination of the lock-up agreement, Turquoise Hill will work with SouthGobi to improve performance of the company’s business and more fully recognize SouthGobi’s operating potential.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 – 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

Contacts:

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the proportional offer from Chalco.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill Resources’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: September 4, 2012	By:	/s/ Neville Henwood
Neville Henwood
SVP, Legal & Corporate Secretary